# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Calumet, Inc., CIK 0002013745
CUSIP: 131428104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1060 N Capitol Ave, Suite 6-401, Indianapolis, Indiana (IN), 46204
Date of event which requires filing of this statement: 06/05/2026
Filed by CIK 0001350750
Persons authorized to receive notices and communications: Amy Schumacher, 6640 Intech Blvd, Suite 200, Indianapolis, Indiana (IN), 46278, (317) 872-6010

## Reporting persons
- The Heritage Group (CIK 0001350750): type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Indiana (IN); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 13,640,211; shared voting power 882,974; sole dispositive power 13,640,211; shared dispositive power 882,974; aggregate amount beneficially owned 14,523,185 (16.56% of the class)
  Comment: The reported percentage is calculated based on 87,686,561 shares of the Issuer's Common Stock, par value $0.01 per share ("Common Stock") outstanding as of June 2, 2026, based on information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Calumet, Inc.
Address of issuer's principal executive offices: 1060 N Capitol Ave, Suite 6-401, Indianapolis, Indiana (IN), 46204
Comment: This Statement constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on July 11, 2024 (the "2024 Schedule 13D" and, as hereby amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the 2024 Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall maintain the meanings herein as are ascribed to such terms in the 2024 Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a)-(f) of the 2024 Schedule 13D are each hereby amended and restated in their entirety as follows and as set forth in subsections (b), (c), (d), (e) and (f) hereof:

This Statement on Schedule 13D is filed by The Heritage Group, an Indiana general partnership (the "Reporting Person").

Twenty-eight grantor trusts (the "General Partner Trusts") directly own all of the outstanding general partner interests in the Reporting Person. The direct or indirect beneficiaries of the General Partner Trusts are members of the Fehsenfeld family. Each of the General Partner Trusts has seven trustees (the "General Partner Trustees"), each of whom exercises equivalent voting rights with respect to each such General Partner Trust. Certain information regarding each of the General Partner Trusts and each of the General Partner Trustees is set forth in Exhibit A filed with this Schedule 13D and incorporated herein by this reference.
Residence or business address:
The principal business address of the Reporting Person is 6640 Intech Blvd, Suite 200, Indianapolis, IN 46278.

The principal business addresses of each of the General Partner Trusts and each of the General Partner Trustees are set forth in Exhibit A filed with this Schedule 13D and incorporated herein by this reference.
Present principal occupation or employment: The principal business of the Reporting Person is the management of a diverse set of companies involved in the highway construction, environmental services and oil refining and marketing industries. The principal occupation or employment of each of the General Partner Trustees is provided in Exhibit A filed with this Schedule 13D and incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been, and, to the best knowledge of the Reporting Person, none of the General Partner Trusts or General Partner Trustees have been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been, and, to the best knowledge of the Reporting Person, none of the General Partner Trusts or General Partner Trustees have been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person and each of the General Partner Trusts are formed under the laws of the State of Indiana. Each of the General Partner Trustees are citizens of the United States of America.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the 2024 Schedule 13D is hereby amended to incorporate the following at the end thereof:

As previously reported and in connection with the July 2024 restructuring, the Reporting Person received warrants to acquire 1,020,000 shares of Common Stock at an exercise price of $20.00 per share (the "Heritage Warrants"). On May 15, 2026, the Reporting Person exercised the Heritage Warrants in full, receiving 393,002 shares of Common Stock in net settlement thereof resulting in a decrease in beneficial ownership of 626,998 shares of Common Stock.

On June 5, 2026, the General Partner Trustees approved a gift of 540,000 shares of Common Stock (the "Gift") directly held by the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the 2024 Schedule 13D are each hereby amended and restated in their entirety as follows and as set forth in subsections (b) and (c) hereof:

The responses of the Reporting Person set forth in rows (11) and (13) of the cover page of this Amendment No. 1 are incorporated by reference into this Item 5(a).

The Reporting Person beneficially owns an aggregate of 14,523,185 shares of Common Stock, representing 16.56% of the 87,686,561 shares of Common Stock outstanding as of June 2, 2026, based on information provided by the Issuer. In this regard, the Reporting Person directly holds 12,440,211 shares of Common Stock with sole voting and dispositive power.

The Reporting Person serves as the Manager of The Heritage Group Investment Company, LLC, an Indiana manager-managed limited liability company ("Investment LLC"), and may be deemed to indirectly beneficially own 1,200,000 shares of Common Stock directly held by Investment LLC. In that capacity, the Reporting Person has sole voting and dispositive power over the Common Stock directly held by Investment LLC.

The Reporting Person also may be deemed to indirectly beneficially own certain shares of Common Stock directly held by Lumet Investments, Inc. (f/k/a Calumet, Incorporated), an Indiana corporation ("Lumet Investments"), in which the Reporting Person has an indirect interest through Asphalt Materials, Inc. ("AMI"). The Reporting Person does not control AMI and therefore disclaims beneficial ownership of shares of Common Stock directly held by Lumet Investments, but has reflected in shared voting and dispositive power on this Statement the 882,974 shares of Common Stock representing the Reporting Person's proportionate interest therein.

Pursuant to Rule 13d-4 of the Act, the Reporting Person declares that filing this statement shall not be deemed an admission that the Reporting Person, or any of the General Partner Trusts or General Partner Trustees, is a beneficial owner of the reported securities, for purposes of Section 13(d) and/or Section 13(g) or for any other purpose. Each of the General Partner Trusts and the General Partner Trustees disclaim beneficial ownership of the reported securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person set forth in rows (7) through (10) of the cover page of this Amendment No. 1 and the information set forth in Item 5(a) hereof are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Within the prior 60 days the Reporting Person has engaged in the following transactions:

Date Trade Type Amount of Common Stock Price
05/15/2026 Disposition to Issuer pursuant to net settlement of the Heritage Warrants 626,998 $32.536
06/05/2026 Gift of Common Stock 540,000 $0

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A of this Item 7 of the 2024 Schedule 13D is hereby amended and restated as follows:

A. The Heritage Group General Partner Trusts and General Partner Trustees (filed herewith).

## Signatures
- The Heritage Group: /s/ Amy Schumacher, Amy Schumacher, Chief Executive Officer (06/05/2026)